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                                                                  EXHIBIT (c)(7)

                                   AMENDMENT
                                   ---------

Amendment to a Data Center Services Agreement dated as of June 19, 1996 (the "DCSA") by and between R. R. Donnelley & Sons Company, a Delaware corporation ("Donnelley") and Metromail Corporation, a Delaware corporation ("Metromail").

                                  WITNESSETH
                                  ----------

WHEREAS, in conjunction with its initial public offering of shares, Donnelley entered into the DCSA pursuant to which Metromail agreed to provide certain services to Donnelley for the period ending December 31, 1998; and

WHEREAS, as a condition to a tender offer for the shares of Metromail, Great Universal Stores P.L.C. ("GUS") has required an extension of the term of the DCSA; and

WHEREAS, Donnelley is agreeable to extending the term of the DCSA, provided certain other amendments to the DCSA are made;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

Section 1. Definitions. All terms used herein shall have the meanings set forth in the DCSA.

Section 2. Effectiveness. This Amendment shall be effective upon the closing by GUS of its offer to purchase the issued and outstanding shares of Metromail (the "Amendment Effective Date"), but should such closing not occur prior to May 31, 1998, this Amendment shall be null and void and of no further force and effect.

Section 3. Term. Upon the Amendment Effective Date, the provisions of Paragraph 3 of the DCSA shall be deemed amended to change each reference therein to "December 31, 1998" to "December 31, 1999."

Section 4. Annual Fee. Upon the Amendment Effective Date, the provisions of Paragraph 9.2 of the DCSA shall be deemed amended to read as follows:

                    From the beginning of the Term until December 31, 1996, the Annual Fee shall be $4,300,000 ($358,333 per month, prorated for any portion of a month). For each subsequent year of the Term
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                    through December 31, 1999, the Annual Fee shall be adjusted according to the terms set forth in Schedule D.

Section 5. Additional Provisions. Upon the Amendment Effective Date, the following shall be added as Section 4.11 of the DCSA:

                    Operating Procedures. By December 31, 1998, MM, at no additional cost to RRD, shall provide to RRD, documentation of all operating procedures, including but not limited to, production control, schedule and job control procedures, according to standards established by RRD. In the event that MM fails to provide such documentation by December 31, 1998, RRD shall engage contractor resources to perform this work and charge MM all direct costs associated with the documentation engagement. MM shall make available the staff requested by RRD to assist the contractor in the documentation work. All documentation prepared pursuant to this Section 4.11 shall be and become the sole property of RRD.

Section 6. Schedule B. Upon the Amendment Effective Date, the provisions contained in Attachment B1, Service Level Memorandum, to Schedule B shall be deemed amended as follows:

             a. Paragraph I shall be amended to read as follows:

                    SYSTEM AVAILABILITY - The mainframe will be available 24 hours a day, 6 days a week; on Saturday, it will be available 20 hours from midnight until 8 p.m. It will be attended 24 hours per day, 7 days per week, other than on Thanksgiving Day and Christmas Day. A service level goal of 99% of available time (excluding holidays and scheduled downtime), each month is established.

             b. Paragraph II shall be amended to read as follows:

                    VAX AVAILABILITY - The SOS System and the electronic mail system will be available and attended during the same hours as established in paragraph 1 above. Similarly, a service level goal of 99% of available time is established.

             c. Paragraph III shall be amended to substitute "one second or less" for "one second."

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Section 7.   Schedule C. Upon the Amendment Effective Date, the following paragraph shall be added to Schedule C:

                    MM shall use all efforts to replace immediately all personnel who terminate their employment with MM whether through new hiring or redeployment of existing personnel. In any event, MM shall allow RRD an opportunity to review the qualifications of, or to participate in the interviewing of, candidates for such replacements.

Section 8. Execution in Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same amendment, and shall become binding when one or more counterparts have been signed by each of the parties hereto and delivered to each of Donnelley and Metromail.

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed as of March 12, 1998.


                             R.R. DONNELLEY & SONS COMPANY



                             By:  /s/ Cheryl A. Francis
                                -------------------------------------
                                Cheryl A. Francis
                                Executive Vice President and
                                Chief Financial Officer


                             METROMAIL CORPORATION



                             By:  /s/ Barton L. Faber
                                -------------------------------------
                                Barton L. Faber
                                Chairman, President & Chief Executive
                                Officer